BANCA POPOLARE DI LODI
LA PRIMA BANCA POPOLARE SORTA IN ITALIA

02 SEP 20 AM 11:14

To: SEC Headquarters
Office of International
Corporate Finance
Judiciary Plaza 450 Fifth Street
Washington DC 20549

Ns. Rif.
Direzione di Gruppo
Affari Societari GFM/fg

Data
September 18th , 2002

File n.°: 82-4855

02076248

SUPPL

Oggetto: **PRESS RELEASE**

herewith enclosed, we send you the press releases concerning Half-Year report of Bipielle Group.

PROCESSED
SEP 24 2002
THOMSON
FINANCIAL

Yours faithfully,

BANCA POPOLARE DI LODI
DIREZIONE DI GRUPPO
AFFARI SOCIETARI

dlw 9/23

02 SEP 20 AM 11:14

Press release – Lodi, 13 September 2002

Half-year report of the Bipielle Group

- **profit from ordinary operations -** Euro 78.4 mn **(+46.15%)**
- **net interest income -** Euro 416.5 mn **(+20.70%)**
- **income from banking activities** Euro 604.3 mn **(+8.89%)**
- **customer loans -** Euro 20,463 mn **(+9.82%)**

- **Securitisation deal for Euro 500 million launched**
- **Agreement signed with the Tuscan Fondazioni**
- **Bipielle Romagna merger with CR Imola commenced**

The Board of Directors of Banca Popolare di Lodi met under the chairmanship of Giovanni Benevento and approved the consolidated results for the first half of 2002, as well as important operations aimed at improving the Group's efficiency and profitability.
The figures confirm once again the positive growth trend sustained by the excellent performance of the traditional banking activity, which helped to absorb the impact of poor conditions on financial markets.
Indeed, the first six months of 2002 show a trend in operations and earnings constantly on the rise, helped by the benefits of the Group restructuring plan, which already reflect not only on the results of the network banks, but also on those of the product companies which are showing significant growth margins, above all in consumer credit with Bipielle Ducato and in merchant banking with Efibanca.
The results confirm the Group's ability to achieve the objectives laid down in the strategic plan for the period 2001-2004, which at a consolidated level foresee the following on an annual basis: **net interest income +8%, net income from services +16%, operating expenses -2%**; while the key ratios in 2004 come to: **cost/income <50%; net interest income/income from banking activities 58%** (63% in 2001); **Tier 1 over 6%**; **ROAE 14%** (9% in 2001).
Similarly, the feasibility of achieving the 2001-2004 targets of the network banks has also been confirmed, as follows, again on an annual basis: **deposits +6%**; **loans +10%, net interest income +10%, income from banking activities +10%, operating expenses -2%**; while the key ratios in 2004 come to: **cost/income <50%, net interest income/income from banking activities 66%** (68% in 2001), **net non-performing loans/loans <2.0%** (2.6% in 2001), **ROE 12%** (6% in 2001).
The strategic plan forecasts 2004 as the year when the Group will generate significant synergies both in costs, **43.1 million euro**, and in revenues, **41.8 million euro**, **for a total of 85 million euro**.

The restructuring plan is proceeding without a break according to schedule, as already announced to the market. **Bipielle Retail S.p.A. has been set-up**. All of the equity investments in the network banks held by ICCRI-BFE and Banca Popolare di Lodi will be transferred to this company. In addition, the shareholders' meeting of ICCRI-BFE and Investimenti Immobiliari Lombardi are planned for the end of September to approve their merger, followed by the creation of Bipielle Investimenti and its listing to the Stock Exchange before the end of November.
A further step forward in the rationalisation of the corporate structure is the **merger of Banca Bipielle Romagna with Cassa di Risparmio di Imola,** which will constitute the basis for the creation of a new banking hub in the Adriatic area.

The Board of Directors also took note of the **agreement signed with the Fondazioni** of Cassa di Risparmi di Livorno, Cassa di Risparmio di Lucca and Cassa di Risparmio di Pisa to transfer the shares held in ICCRI-BFE to Bipielle Investimenti. On completion of this operation, the Fondazioni will in total own more than 10% of Bipielle Investimenti.

The Board of Directors also resolved to begin the **securitisation** of non-performing loans of the Group's network banks, which are currently held by Bipielle SGC, the Credit Management Company recently created within the Group, for a net value of **500 million euro**. In addition, the securitisation of performing loans belonging to Bipielle Ducato, the Group's Consumer Bank, is currently being finalised for a value of 500 million euro: the Arranger of this operation is Deutsche Bank.

The main income statement captions examined by the Board of Directors, on a comparable basis with the figures at 30 June 2001, show significant increases, such as **net interest income**, which goes from 345.0 million euro to 416.5 million euro, + 20.70%, and **income from banking activities** at 604.3 million euro compared with 555.0 million euro in the previous period, a rise of 8.89%. The operating result, 246.8 million euro, improves by 23.94% thanks to a careful **cost containment** policy, which has kept them substantially unchanged (+0.46%), unlike the rest of the Italian banking system, despite the technology investments made to unify the Group's IT platform and improve the services offered to customers.
Personnel costs are also under control, rising by only 1.3%, even though the benefits of access to the redundancy fund for 227 employees have not yet been felt.
The efficiency index has also improved considerably: the **cost/income ratio** shows a decrease of 5% versus 30 June 2001, from 64.12% to the current level of 59.16%.
Adjustments to loans show an increase of 16%, going from 65.87 million euro to 76.5 million euro, reflecting the Bank's prudent credit management policy.
Profit from ordinary operations comes to 79.4 million euro compared with 53.6 million euro in the previous half-year, with growth of 46.05%, confirming the Group's effective approach to operations. The net profit comes to 20.8 million euro, a figure that cannot be compared with the 57.4 million euro earned in the first half of 2001, as it featured substantial amounts of non-recurring income, 70.3 million euro compared with 5.3 this year (-92.37%).

Amounts in millions of Euro

Consolidated income statement	30.06.02	30.06.01 pro-forma	% Change
Net interest income	416.5 Euro	345.0 Euro	+20.70%
Income from banking activities	604.3 Euro	555.0 Euro	+8.89%
Operating expenses	357.5 Euro	355.9 Euro	+0.46%
Operating result	246.8 Euro	199.1 Euro	+23.94%
Profit from ordinary operations	79.4 Euro	53.6 Euro	+48.05%

Looking at the balance sheet, **total assets** amount to 34,667 million euro, versus 33,477 million euro at 30/06/01 +3.55%. **Customer loans** come to 20,463 million euro (+ 9.82%) and are made up 40% of mortgage loans, 24% of current accounts and 6% of consumer credit. Credit quality is still under control with net non-performing loans at 1.96% of total loans compared with 1.97% at the end of 2001, while they are stable as a percentage of shareholders' equity (22%), as are net adjustments and provisions in proportion to net loans (0.75%).
Growth has been particularly good in **direct customer deposits**, which show an increase of 13.99%, coming in at 22,523 million euro. **Indirect customer deposits** show progress of 2.06% to reach 23,632 million euro. Total **customer funds under administration** have risen to 46,156 million euro for an improvement of 7.55%. Shareholders' equity has increased to 1,735 million euro compared with 1,633 million euro in the same period last year (+6.22%).
The **Tier 1** ratio is above 5% versus 4.7% at the end of 2001 and is destined to rise above 6%. The **Total Capital Ratio** has also improved, going from 9.01% at the end of last year to 9.58% in June 2002.
The operational structure of the Bipielle Group has been further strengthened: the number of branches has gone up from 634 in the first half of 2001 to the current total of 723. The increase is due to 74 newly opened branches and another 15 acquired along with control of Banca Popolare del Trentino. During the same period, the number of employees increased from 7,232 to 7,470, including the staff of Banca Popolare del Trentino and Investimenti Immobiliari Lombardi. The network of financial advisors reached a total of 574 compared with 478 in the previous half-year.

Amounts in millions of Euro

Consolidated balance sheet	30.06.02	30.06.01 pro-forma	% Change
Total assets	34,667 Euro	33,477 Euro	+ 3.55%
Customer loans	20,463 Euro	18,632 Euro	+ 9.82%
Shareholders' equity	1,735 Euro	1,633 Euro	+6.22%
Direct deposits	22,523 Euro	19,759 Euro	+13.99%
Funds under administration	46,156 Euro	42,915 Euro	+7.55%

Press release – Lodi, 13 September 2002

Half-year report Banca Popolare di Lodi

- **profit from ordinary operations** - Euro 78.4 mn **(+25.51%)**
  - **net interest income** - Euro 215.1 mn **(+23.10%)**
- **income from banking activities -** Euro 278.9 mn **(+11.32%)**
  - **customer loans** - Euro 7,537 mn **(+29.00%)**
  - **direct deposits -** Euro 11,022 mn **(+29.18%)**

During the course of the first six months of 2002, the Parent Bank further consolidated its business, confirming its operational and earnings growth and making a major contribution to Group profits.

The positive performance by Banca Popolare di Lodi is confirmed by an analysis of the main aggregates in the income statement, sustained in particular by the traditional banking activity.

Net interest income comes to 215.1 million euro, an increase of 23.10% compared with 174.7 million euro in the first half of last year. Income from banking activities goes from 250.6 million euro as of 30 June 2001 to 279.0 million euro (+ 11.32%). The growth in the operating result was particularly significant, coming in at 141.1 million euro (+ 15.23%).

Profit from ordinary operations comes to 78.4 million euro compared with 62.5 million euro in the previous half-year, for an increase of 25.51%. The net profit has gone from 65.1 million euro to 62.2 million euro, a slight decrease that is exclusively due to the drop in non-recurring income, which went from 34.1 million euro last year to 7.5 million euro this year (-77.9%).

Banca Popolare di Lodi's growth trend is confirmed by the main balance sheet aggregates, above all total assets which have reached 18,683 million euro compared with 14,469 million euro at 30 June 2001 (+29.13%). Similarly, direct customer deposits have risen to 11,022 million euro (+ 29.18%), while indirect customer deposits come to 7,562 million euro (+ 7.21%).

The operational structure of the Parent Bank was further consolidated during the first six months of 2002: the number of employees rose from 2,642 at 31 December 2001 to 2,707, while the number of branches increased during the same period from 362 to 379.

Lodi, 13 September 2002

Main events of the Bipielle Group in 2002

- **January 2002**

Banca Popolare di Lodi's interest in Investimenti Immobiliari Lombardi rises to 19.93%.
The additional 9.95% in Investimenti Immobiliari Lombardi, equal to 4,725,150 shares, was bought from the Hopa Group at a price of 5 euro per share, for a total of 23.5 million euro. On signing the agreement, Banca Popolare di Lodi stake in Investimenti Immobiliari Lombardi rose to 19.93%.

- **February 2002**

Agreement signed with Fondazione Cassa di Risparmio di Bolzano.
Letter of intent stipulated between Banca Popolare di Lodi and Fondazione Cassa di Risparmio di Bolzano to consolidate the relationships that already exist between the Bipielle Group and Cassa di Risparmio di Bolzano, Bipielle Fondicri SGR's commercial partner in the field of asset management and Eurovita's in the field of bancassurance. One of the key elements of the agreement is that Banca Popolare di Lodi should buy a 20% stake in the share capital of Cassa di Risparmio di Bolzano S.p.A.

Banca Valori S.p.A. inaugurated in Brescia.
Banca Valori S.p.A., the Bipielle Group's new private bank in which the shareholders include the Hopa Group and other investors from Brescia, opens for business in prestigious premises in Brescia's Corso Palestro.

- **March 2002**

"Banca Popolare di Lodi London Branch" opens
The Bipielle Group arrives in London's important financial market with its own affiliate, called "Banca Popolare di Lodi London Branch". This was possible thanks to the acquisition of Banco di Napoli's London branch situated at 1 Moorgate, in the centre of the City.

Real estate spin-off worth 418 million euro completed
Bipielle Group completes the property spin-off by transferring the real estate assets owned by Group companies to Bipielle Immobili S.p.A. The transfer involved more than 1,200 units, for a total value of 418 million euro. At the same time Bipielle Immobili S.p.A., which already owned buildings worth 183 million euro, changed its articles of association, taking the name of Bipielle Real Estate S.p.A.

Takeover bid for Banca Popolare del Trentino completed successfully
The friendly takeover bid for 100% of Banca Popolare del Trentino was completed with a take-up rate of 99.2%, a total investment of around 150 million euro, paid 50% in cash and 50% in shares of Banca Popolare di Lodi.

The Bipielle Group Reorganisation Plan was launched
The plan to restructure the Bipielle Group by business area, with the retail network banks on the one hand and the product companies on the other hand, was approved.
The plan, which was presented to the financial community, will make it possible to simplify the corporate structure, raise profitability and increase value for all of the shareholders. The plan will lead to the formation of two new companies, Bipielle Retail, which will control all Group companies involved in traditional banking activities, and Bipielle Investimenti, which will operate in Investment Banking, with Efibanca and Bipielle Santander SIM; in Consumer Banking, with Bipielle.Net, Bipielle Ducato, Bipielle Fondicri SGR and Bipielle Ducato Leasing; and in Estate Services, with Bipielle Real Estate.

- **May 2002**

Agreement signed with the trade unions to access the "Solidarity Fund":
Agreements signed with trade union representatives of Cassa di Risparmio di Lucca, Cassa di Risparmio di Pisa, Cassa di Risparmi di Livorno and Cassa di Risparmio di Imola, so as to gain access to the "Solidarity Fund". These initiatives form part of a specific plan to cut overlapping costs at all Group companies. They will ensure, where possible, a generation change that will also affect the Parent Bank. The Reorganisation Plan, which has already involved the Sicilian network of Banca Popolare di Lodi and ICCRI-BFE, will be gradually extended to all companies in the Bipielle Group.

- **June 2002**

Bipielle Alternative Investments is born
Bipielle Alternative Investments SGR has been set-up. This is the new asset management company which will allow Bipielle to expand even further the broad range of financial products offered by Bipielle Fondicri SGR.
Bipielle Alternative Investments, which is owned 80% by Bipielle Fondicri SGR. and 20% by Banca Popolare di Lodi, received authorization to operate by the Bank of Italy and will specialize in the management of hedge funds. Its incorporation allows the Bipielle Group to hold a leading position in a high potential sector of the Italian financial market.

Banca Popolare di Lodi raises its stake in IIL to 58.26%
The compulsory takeover bid launched by Banca Popolare di Lodi on Investimenti Immobiliari Lombardi results in the Bipielle Group holding a total of 58.26% in this Brescia-based real estate company.

- **August 2002**

Agreement signed with Lehman Brothers to enhance the property portfolio of the Bipielle Group
Banca Popolare di Lodi and its subsidiary Bipielle Real Estate S.p.A. have stipulated an agreement with Lehman Brothers to enhance the value of the Group's real estate assets. This involves the office buildings used by Group banks and finance companies to carry on their business activities. The total amount comes to around 500 million euro. As part of this deal, Lehman Brothers has bought a 49% stake in Bipielle Real Estate S.p.A., the Bipielle Group's property company, with an investment worth 150.8 million euro, with a chance to raise their investment to a maximum of 100 million euro, though the Bipielle Group will always retain control. The deal also provides for the setting up of a company to manage the buildings. This company would be controlled by the Bipielle Group with Lehman Brothers as a shareholder, also with a view to optimising the financial structure.

dati in migliaia di euro

Reclassified consolidated balance sheet

Assets	30/06/02	comp %	31/03/02	var %	31/12/01	var %	30/06/01	var %
Cash on hand and deposits with central banks and post offices	140.369	0,40%	220.312	-36,29%	134.670	4,23%	95.061	47,66%
Due from banks	2.134.951	6,16%	3.710.949	-42,47%	4.876.931	-56,22%	4.259.519	-49,88%
Customer loans	20.462.715	59,03%	20.066.244	1,98%	19.603.158	4,38%	18.632.696	9,82%
Trading securities	5.233.252	15,10%	5.364.843	-2,45%	4.837.737	8,18%	4.491.269	16,52%
Fixed assets	2.233.409	6,44%	2.241.970	-0,38%	2.171.774	2,84%	2.014.730	10,85%
- investment securities	508.973	1,47%	532.289	-4,38%	554.891	-8,28%	826.252	-38,40%
- equity investments	612.883	1,77%	631.983	-3,02%	611.018	0,31%	363.796	68,47%
- investments in Group companies	93.011	0,27%	403	22979,65%	403	22979,65%	30.869	201,31%
- intangible fixed assets	232.448	0,67%	268.584	-13,45%	211.834	9,73%	212.639	9,32%
- tangible fixed assets	786.094	2,27%	808.711	-2,80%	793.628	-0,95%	581.174	35,26%
Own shares	357	0,00%	18.850	-98,11%	10.854	-96,71%	8.445	-95,77%
Positive goodwill arising on consolidation and on application of the equity method	1.036.976	2,99%	1.000.933	3,60%	935.298	10,87%	882.864	17,46%
Other assets, accrued income and prepaid expenses	3.424.917	9,88%	3.814.203	-10,21%	2.872.795	19,22%	3.092.345	10,75%
Total assets	**34.666.946**	**100,00%**	**36.438.304**	**-4,86%**	**35.443.217**	**-2,19%**	**33.476.929**	**3,55%**

Liabilities and shareholders'equity	30/06/02	comp %	31/03/02	var %	31/12/01	var %	30/06/01	var %
Due to banks	4.667.583	13,46%	6.757.090	-30,92%	6.772.011	-31,08%	6.890.775	-32,26%
Due to customers and securities issued	22.523.178	64,97%	22.313.860	0,94%	22.335.586	0,84%	19.758.934	13,99%
Third-party funds under administration, other liabilities, accrued expenses and deferred inco	2.517.940	7,26%	2.610.812	-3,56%	1.617.592	55,66%	2.439.117	3,23%
Provisions	625.055	1,80%	705.066	-11,35%	628.632	-0,57%	580.687	7,64%
- severance indemnities	150.332	0,43%	147.929	1,62%	145.874	3,06%	144.578	3,98%
- pension fund	158.119	0,46%	155.365	1,77%	155.789	1,50%	151.632	4,28%
- provisions for taxation	225.289	0,65%	296.290	-23,96%	226.605	-0,58%	186.114	21,05%
- provisions for contingencies and other charges	60.727	0,18%	73.057	-16,88%	67.037	-9,41%	59.270	2,46%
- reserve for loan losses	30.588	0,09%	32.425	-5,67%	33.327	-8,22%	39.093	-21,76%
Subordinated liabilities	1.732.994	5,00%	1.742.378	-0,54%	1.728.722	0,25%	1.572.855	10,18%
Shareholders'equity pertaining to minority interests	865.097	2,50%	554.235	56,09%	594.306	45,56%	601.103	43,92%
Shareholders' equity	1.735.099	5,01%	1.754.863	-1,13%	1.766.368	-1,77%	1.633.458	6,22%
- share capital	382.528	1,10%	360.870	6,00%	360.870	6,00%	360.156	6,21%
- reserve for general banking risk	17.560	0,05%	17.560		17.560		17.560	
- reserves	1.314.238	3,79%	1.360.034	-3,37%	1.320.807	-0,50%	1.198.343	9,67%
- net profit	20.773	0,06%	16.399	26,67%	67.131	-69,06%	57.399	-63,81%
Total liabilities and shareholders'equity	**34.666.946**	**100,00%**	**36.438.304**	**-4,86%**	**35.443.217**	**-2,19%**	**33.476.929**	**3,55%**

Guarantees and commitments	30/06/02	comp %	31/03/02	var %	31/12/01	var %	30/06/01	var %
Guarantees given	1.728.063	100,00%	2.132.950	-18,98%	1.487.812	16,15%	1.309.941	31,92%
acceptances	14.041	0,81%	18.300	-23,27%	10.505	33,66%	12.300	14,15%
other guarantees	1.714.022	99,19%	2.114.650	-18,95%	1.477.307	16,02%	1.297.641	32,09%
Commitments	2.896.592		3.733.111	-22,41%	2.746.687	5,46%	3.578.238	-19,05%
Derivatives on loans	192.542		218.199	-11,76%	205.099	-6,12%		